Exhibit 3

February 27, 2008

Mr. Roger Kimmel
Chairman of the Board
Endo Pharmaceuticals Holdings, Inc.
100 Endo Boulevard
Chadds Ford, PA 19317

Dear Mr. Kimmel:

As you are aware, D. E. Shaw Valence Portfolios, L.L.C. and certain of its affiliates (collectively “we”) are significant shareholders of Endo Pharmaceutical Holdings, Inc. (“ENDP” or the “Company”).  We presently beneficially own 13,190,341 shares of common stock of the Company, or approximately 9.8% of the shares outstanding.  We are writing to voice our disappointment in the Board’s refusal to meet with us in person to discuss our significant concerns with the Company’s strategic direction.  As significant long-term shareholders, we remain concerned that the Company is overly focused on the need to complete a large acquisition or in-licensing deal, rather than on optimizing the value of its existing business, including lead assets Lidoderm and Opana and the profitable generic pain business.  This myopic focus on potential non-core business development activities has shifted the Company’s focus away from optimizing its increasingly cash rich balance sheet, which we believe is essential in order to unlock the intrinsic value of the Company for the benefit of its shareholders.

As outlined in both our public letter to Peter Lankau dated July 30, 2007 and our private letter to you dated October 8, 2007, we have several concerns with the strategic direction of the Company.  We are strongly opposed to the Company’s strategy of acquiring companies or in-licensing expensive assets, especially in new therapeutic segments outside of the Company’s core expertise in pain management.  ENDP currently has no head of R&D, and recent development efforts have been marred by numerous setbacks and delays.  Further, ENDP has a history of involving itself in value-destroying product licensing deals (including Synera, DepoDur, and Propofol IDD-D).  This focus on business development as the source of future growth is even more confusing in light of management’s and the Board’s seemingly increased confidence in the duration of ENDP’s lead asset Lidoderm (as stated by your CFO, Charlie Rowland, on your year-end results conference call).  ENDP also just reported high quality results for the fourth quarter and full year 2007, highlighting the strength and momentum of its underlying business and core assets.

As you announced on January 28, 2008, ENDP’s CEO, Peter Lankau, resigned effective March 1, 2008.  We have repeatedly expressed to you, and Mr. Lankau before his decision to resign, a strong desire for the Board to immediately retain an investment bank to fully explore and assess all strategic alternatives to maximize shareholder value.  We continue to believe there is strategic interest in the Company on financial terms that a substantial majority of the Company’s shareholders would in our view fully support.  We again implore the Board to immediately commence a process to fully assess the potential for the sale of the Company to a strategic partner prior to hiring a new CEO.  We strongly believe a new CEO should not be hired at this juncture since any potential hire would likely want to step in and immediately engage his or her own plan.  We also believe that the Company’s management has sufficient depth and breadth to continue to operate the Company’s existing business in the near term without any material adverse impact.  Should the process not result in a sale of the Company, a new CEO could then be hired with the strategic imperative to move the Company forward as a stand-alone entity.  We also remind the members of the Board of their respective fiduciary responsibilities to maximize value for all shareholders, as well as to appropriately consider any viable offers for the Company that provide immediate liquidity and are within the range of recent premiums for public healthcare acquisitions.

If a strategic process does not lead to a sale of the Company, we propose the following course of action:  the Board should hire a new CEO candidate with 1) a clear vision for building the ENDP core pain business through a mix of internal development and targeted business development transactions; 2) a strong commitment to cost reduction and control to maximize profitability; and 3) a track record of leadership in specialty pharmaceuticals, including successful commercial and R&D execution.

In parallel, the Board should undertake a recapitalization of the Company through a self-tender in order to repurchase $1.5 billion of the Company’s outstanding common equity, funded with an appropriate mix of existing cash and new debt.  We believe that the Company would be able to obtain such debt on favorable terms, despite the current market.  This recapitalization would rectify the Company’s currently inefficient balance sheet; provide a platform for significant earnings growth; create liquidity to shareholders electing to participate; and would be accretive for long-term shareholders.

I would like to reiterate that we are committed, long-term shareholders whose priority is to work with the Company - not against it - in doing what is best for all shareholders.  As always, we stand ready to meet with the Board and its representatives at their convenience to discuss our views.  We must, of course, reserve all rights to take any and all action required to protect the interests of shareholders if our concerns continue to fall on deaf ears, including, but not limited to, seeking Board representation.  We hope such action will be unnecessary.  Lastly, we remind the Board that we will not hesitate to hold the Company’s directors accountable should the Company seek to utilize its cash-rich balance sheet and positive cash flows to pursue any non-core acquisitions or in-licensing deals.

D. E. Shaw Valence Portfolios, L.L.C.

By:           D. E. Shaw & Co., L.P., its managing member

        By:/s/James Mackey
              James Mackey
              Authorized Signatory

cc:  Caroline Manogue, Corporate Secretary
John J. Delucca
Michel de Rosen
George F. Horner, III
Michael Hyatt
Clive A. Meanwell